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                            January 29, 2024

       Patrick Grove
       Chief Executive Officer
       Catcha Investment Corp
       3 Raffles Place #06-01
       Bharat Building
       Singapore 048617

                                                        Re: Catcha Investment
Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 19,
2024
                                                            File No. 001-40061

       Dear Patrick Grove:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. We note that the company's Class A shares are listed on the New York Stock Exchange.
                                                        We also note that you
are proposing to extend the time period to complete a business combination for up to
39 months from the closing of your initial public offering.
                                                        The NYSE Rule 102.06
requires that a special purpose acquisition company complete a business combination
within 36 months. Please disclose that your proposal to extend your termination deadline
beyond 36 months does not comply with this NYSE rule and
                                                        describe the risks of
your non-compliance with this rule, including that your shares may be subject to NYSE
delisting.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Grove
Catcha Investment Corp
January 29, 2024
Page 2

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357
with any other questions.



                                                        Sincerely,
FirstName LastNamePatrick Grove
                                                        Division of Corporation
Finance
Comapany NameCatcha Investment Corp
                                                        Office of Real Estate &
Construction
January 29, 2024 Page 2
cc:       Jocelyn Arel, Esq.
FirstName LastName